Exhibit 99.1

Euro Tech Holdings Company Limited Announces Stock Buyback

Hong Kong — August 2, 2010 — Euro Tech Holdings Company Limited (Nasdaq: CLWT) today announced that its previous stock buyback program expired on 30 July 2010. Under this program, the Company purchased 65,135 shares at an average price of approximately $1.37 per share. The Board of Directors has approved a new program to repurchase up to 300,000 shares of its issued and outstanding stock by July 31, 2011. This gives Euro Tech the ability to purchase the stock in the open market or through negotiated or block transactions from time to time based on market and business conditions over the next 12 months when it is to the advantage of long-term shareholders.

Certain statements in this news release regarding the Company’s expectations, estimates, present view of circumstances or events, and statements containing words such as estimates, anticipates, intends, or expects, or words of similar import, constitute forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements indicate uncertainty and the Company can give no assurance with regard to actual outcomes. Specific risk factors may include, without limitation, having the Company’s offices and operations situated in Hong Kong and China, doing business in China, competing with Chinese manufactured products, competing with the Company’s own suppliers, dependence on vendors, and lack of long term written agreements with suppliers and customers, development of new products, entering new markets, possible downturns in business conditions, increased competition, loss of significant customers, availability of qualified personnel, negotiating definitive agreements, new marketing efforts and the timely development of resources. See the “Risk Factor” discussions in the Company’s filings with the Securities and Exchange Commission, including its Annual Report on Form 20-F for its fiscal year ended December 31, 2009.

CONTACT:	Euro Tech Holdings Company Limited, Hong Kong
T.C. Leung, Chairman and CEO, or Jerry Wong, CFO
Tel: 011-852-2814-0311
Fax: 011-852-2873-4887
Website: http://www.euro-tech.com